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                                                                    EXHIBIT 99.1

                          HEALTHCARE RECOVERIES, INC.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
                        SAFE HARBOR COMPLIANCE STATEMENT
                         FOR FORWARD-LOOKING STATEMENTS

     In passing the Private Securities Litigation Reform Act of 1995 ("the Reform Act"), 15 U.S.C.A. Section 77z-2 and 78u-5 (Supp. 1996), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. Healthcare Recoveries, Inc. ("HCRI" or the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

     "Forward-looking statements" are defined by the Reform Act. Generally, forward-looking statements include expressed expectations of future events and the assumptions on which the expressed expectations are based. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties, which could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on written or oral forward-looking statements of HCRI. The Company undertakes no obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements (the "Safe Harbor Statement") to reflect future developments. In addition, HCRI undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

     HCRI provides the following risk factor disclosure in connection with its continuing effort to qualify its written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the following:

REGULATORY AND POLITICAL RISKS

     General. From time to time, legislation is introduced in Congress and in various state legislatures which would materially affect the Company's business. The most significant legislation, laws and regulations may, for clarity, be grouped into three categories: (i) legislation that would substantially limit the ability of healthcare insurers to recover from third-parties accident-related medical benefits incurred by injured insureds ("Health Insurance Primacy Laws"); (ii) legislation that would substantially limit the Company's ability to receive and utilize individual claim information from healthcare insurers ("Confidentiality Laws"); and (iii) other federal and state laws and certain legal doctrine. The following identifies specific risks in these three categories:

  Health Insurance Primacy Laws

     Auto Choice Reform Act. In both of the last two Congresses, legislation known as the Auto Choice Reform Act (the "Proposed Act") was introduced, but not enacted. Under the Proposed Act, in those states not opting out of its provisions, individual drivers would have been able to choose to be covered by an auto insurance system in which healthcare insurers, with some exceptions, could be made primarily responsible for healthcare costs incurred by those injured in automobile accidents. Consequently, even if the insured's injuries were caused by the negligence of another driver, the healthcare insurer might have no rights of recovery against the negligent party or that party's liability insurer. Revenue generated from recoveries against automobile liability insurers historically represented approximately 64% of the Company's revenues. Should similar legislation be enacted, it could have a material adverse effect on the Company's business, results of operations and financial condition.
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     Proponents of the Proposed Act assert that (i) the costs of operating a motor vehicle are excessive due to legal and administrative costs associated with the processing of claims under the fault-based liability system; and (ii) the costly fault-based liability insurance system often fails to provide compensation commensurate with loss and takes too long to pay benefits. Even if the Proposed Act is ultimately abandoned, these policy reasons may result in future legislation designed to significantly alter the fault-based liability system used in most states, eliminate recovery rights of healthcare insurers and materially adversely affect the Company's business.

     Certain No Fault Insurance Systems. Certain states have adopted versions of automobile "no fault" insurance systems in which the injured party's health insurance carrier or provider is primarily responsible for healthcare related expenses (and not the responsible party and his or her insurer or the injured insured's automobile liability insurer). In 1996, California voters rejected a no-fault automobile insurance measure, Proposition 200, which would have required drivers with bodily injuries to be compensated by their healthcare insurers. Although Proposition 200 was rejected by the voters, there can be no assurance that similar measures will not again be presented in a ballot initiative or as legislation in California or elsewhere in the future. Growth in the number of states adopting similar systems could significantly reduce the amounts otherwise recoverable by the Company in connection with automobile injuries in such states.

  Confidentiality Laws

     Confidentiality Provisions of the Health Insurance Portability and Accountability Act of 1996 and Related Regulations. On December 28, 2000, the Secretary of Health and Human Services (the "Secretary") published the Standards for Privacy of Individually Identifiable Health Information (65 Fed. Reg. 82462
(2000)) (the "Rules"). The Rules implement the privacy requirements of the Administrative Simplification subtitle of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). The Rules are scheduled to become effective on April 14, 2001, after which affected entities will have at least 24 months to comply. The Rules set standards to protect the privacy of individually identifiable health information that is transmitted to and from health care providers, health plans and similar health care entities. The requirements of the Rules will also extend to the "business associates" (as defined in the Rules) of the covered entities. The covered entities are required to enter into agreements with their business associates extending many provisions of the Rules to those business associates. The covered entities are responsible for enforcing those contractual provisions.

     The Rules establish a complex regulatory framework on a variety of subjects, including (a) disclosures and uses of health information that require patient consent, (b) individuals' rights to access and to amend their health information, and (c) administrative, technical and physical safeguards required of entities that use, maintain, or transmit protected health information. The Rules generally prohibit disclosure or use of protected health information except pursuant to certain authorizations or consents (as defined in the Rules) by the patient. The Rules allow a health plan (as defined in the Rules) to condition enrollment in the health plan on the person enrolling providing their consent to certain health plan operations, including, inter alia, activities related to "payment" (as defined in the Rules). The Rules define "payment" to include "subrogation of health benefit claims." (65 Fed. Reg. 82805 (2000)).

     On February 26, 2001, the Secretary announced that a new period for public comment on the Rules would extend through March 30, 2001, and suggested that additional changes in the Rules may be forthcoming. Even if the Rules remain unchanged, they could impair subrogation recovery practices by creating administrative burdens (for example, individuals' rights to amend health information or to restrict subsequent uses) or liability risks that lead health plans to voluntarily restrict their subrogation recovery practices. In addition, the Rules do not prevent states from imposing more strict privacy standards that could have similar impacts on subrogation.

     The provisions of the Rules or of future federal legislation and regulations could impair or prevent the acquisition and use by the Company of claims and insurance information necessary to process recovery claims on behalf of its clients. In addition, state laws governing privacy of medical or insurance records and related matters may significantly affect the Company's business.

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  Other Federal and State Laws

     Changes in the regulation of insurance and debt collection could also affect the Company's business. Similarly, changes in law that would bar healthcare subrogation or impair an injured party's ability to collect insured damages (that is, an injured person would be prevented from recovering from the wrongdoer damages for accident-related medical benefits covered by health insurance) could similarly adversely affect the Company's business. Existing debt collection laws also may be amended or interpreted in a manner that could adversely affect the Company's business. Additionally, although the Company does not believe that it engages in the unauthorized practice of law, changes in the law or a judicial or administrative decision defining some of the Company's activities as the practice of law, could have a material adverse effect on the Company's business.

  Certain Legal Doctrines

     With respect to recoverable claims, the rights of subrogation and reimbursement may be limited in some cases by (i) the "made whole doctrine," which subordinates the healthcare provider's ability to recover to that of the injured party when the settlement damage award received by the injured party is inadequate to cover the injured party's damages, and (ii) the "common fund doctrine," which permits plaintiff's attorneys to deduct their fees for the claim based on the entire amount covered by a damage award and may, in some cases, proportionally diminish the amount recoverable by HCRI on behalf of the healthcare payor out of that damage award.

DEPENDENCE ON LARGE CLIENTS

     The Company's clients include national and regional healthcare payors, large third-party administrators and self-insured corporations. The loss of one or more of the Company's clients could have a material adverse effect on the Company's business, results of operations, financial condition and stock price. During the last three years, HCRI has lost twenty clients representing approximately 7.6 million lives. Terminations occurred due to, among other things, consolidations, the selection of another vendor, or because the process was taken in-house. The Company has re-sold services to three of the companies previously lost, representing approximately 1.7 million lives previously lost. The Company's revenues are earned under written contracts with its clients that generally provide for contingency fees from recoveries under a variety of pricing regimes. These contracts are generally terminable on 60 to 180 days' notice by either party, although in a few cases the contracts extend over a period of years. The Company's contracts generally provide that in the event of termination, the Company is entitled to complete the recovery process on the existing backlog or to receive a cash payment, designed to approximate the gross margin that would otherwise have been earned from the recovery on the backlog of the terminating client. See Part I. Item 1. "Business -- Marketing, Sales and Client Services" and "-- Client Base" sections.

LENGTHY REVENUE CYCLE AND FLUCTUATION IN OPERATING RESULTS

     The Company's operating results may fluctuate from time to time as a result of a number of factors. These factors include but are not limited to:

     - the addition of new clients;
     - the cancellation of client contracts;
     - the loss of business by a client or the acquisition of a client by a non-client;
     - the postponement of client decisions to enter into contracts;
     - delays in transmission of clients' claims data;
     - changes in prices offered to new or renewing clients;
     - timing of client acquisitions; and
     - introduction of new services or introduction of new technologies to the Company's business processes.

     HCRI expends substantial time, effort and funds to install lives and generate active files. As a result, HCRI incurs expenses related to its revenue before revenue is received which can result in fluctuations in operating results.
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     In particular, during a fiscal quarter it is difficult to forecast when and how many clients' claims data will be received. The Company's clients continuously update and modify their claims and medical encounter processing systems, often causing delays in or errors to the transmission of claims data. The Company's expense levels are based in part on expectations of future receipt of claims data and the Company has been significantly increasing and intends to continue to increase operating expenditures and working capital balances as it expands its operations. Specifically, material increases in new clients and lives installed, and consequently client claims data received, will cause the Company to increase its operating capacity before it expects to earn revenues from such new clients. If operating results in any particular quarter do not meet the expectations of securities analysts it is likely to cause volatility in the price of the Company's Common Stock.

LITIGATION

     On March 15, 1994, a class action complaint ("Complaint") was filed against HCRI in the United States District Court for the Northern District of West Virginia, Michael L. DeGarmo, et al. v. Healthcare Recoveries, Inc. The plaintiffs assert that HCRI's subrogation recovery efforts on behalf of its clients violate a number of state and federal laws, including the Fair Debt Collection Practices Act and the Racketeering Influenced and Corrupt Organizations Act ("RICO"). The Complaint alleges that HCRI engaged in fraudulent or negligent practices on behalf of its clients by attempting to recover, via subrogation, amounts in excess of the actual amounts paid for those services and that HCRI pursued subrogation recoveries from individuals whose health insurance plans did not specifically provide for subrogation. HCRI has responded to these allegations by maintaining that the subrogation rights of its clients provide for recovery of medical treatment at the "prevailing rates" or "reasonable value" of those services and that instances in which recoveries were made or sought against individuals without specific plan language occurred due to either mistaken referrals from clients or reliance on equitable or common law subrogation rights. On March 30, 1999, the court entered an order certifying a class of all members of one HCRI client health plan located in Wheeling, West Virginia (The Health Plan of the Upper Ohio Valley) who have been subject to subrogation and/or reimbursement collection practices by HCRI. Plaintiffs, on behalf of the class as certified, demand compensatory damages, punitive damages, and treble damages under RICO, costs and reasonable attorneys' fees.

     On February 5, 2001, the Company announced that the parties to the DeGarmo lawsuit had agreed in principal to settle for $3 million and certain non-monetary terms primarily affecting subrogation recovery activities of one HCRI client in West Virginia. The agreement in principal is subject to negotiation and finalization of definitive settlement documentation, a fairness hearing and court approval, which the Company believes will take place in mid-May 2001. The Company will fund the settlement with cash flow from operations and/or borrowings under its existing credit facility. The Company believes that the settlement agreement will not have an adverse effect on its subrogation recovery activities. The Company's primary reason for settling the DeGarmo litigation is its unusual facts, which are, to the Company's best knowledge, peculiar to this case. The Company does not believe that this proposed settlement will have an effect on its defense of any other lawsuits or on its current level of determination to defend vigorously those lawsuits.

     On October 1, 1999, a First Amended Class Action Complaint ("Amended Complaint") was filed against HCRI in the United States District Court for the Southern District of Florida, in a putative class action brought by William Conte and Aaron Gideon, individually and on behalf of all others similarly situated. In that action, Conte v. Healthcare Recoveries, Inc., No. 99-10062, plaintiffs assert that HCRI's subrogation recovery efforts on behalf of its clients violate a number of state and federal laws, including the Fair Debt Collection Practices Act and the Florida Consumer Collection Practices Act. The Complaint also seeks a declaratory judgment that HCRI, as the subrogation agent for various healthcare payors, is not entitled to assert and recover upon subrogation or reimbursement liens it asserts on settlements obtained from third party tortfeasors when the settlement is in an amount less than the amount required to fully compensate (or "make whole") the injured party for all elements of damage caused by the tortfeasor. Plaintiffs purport to represent a class consisting of all participants or beneficiaries of ERISA plans nationwide whose net recovery of damages through judgments, settlements or otherwise against liable third parties has been reduced or potentially reduced by HCRI's alleged assertion and/or recovery of unlawful subrogation/reimbursement rights of its

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clients. Plaintiffs also seek compensatory and statutory damages, exemplary and punitive damages, injunctive relief, prejudgment interest, costs and attorneys' fees.

     The original complaint in the Conte matter, filed in June 1999, asserted similar claims on behalf of a putative class of participants or beneficiaries of one client's health plans located in Florida, Alabama, and Georgia. In response to HCRI's motion to dismiss that complaint, the Plaintiffs filed the Amended Complaint on behalf of a putative national class. On November 5, 1999, HCRI filed a motion to dismiss the Amended Complaint. That motion, now fully briefed, remains pending. In May, 2000, plaintiffs moved to certify the putative class and HCRI thereafter filed opposition papers. That motion has now also been fully briefed and remains pending.

     On October 20, 1999, a class action complaint ("Baker Complaint") was filed against HCRI and one HCRI client in the Circuit Court of Jefferson County Alabama, Darrell DeWayne Baker v. Healthcare Recoveries, Inc., United Healthcare of Alabama, Fictitious Party Defendants A, B, C et al. On December 6, 1999, the defendants removed the lawsuit to the United States District Court for the Northern District of Alabama, Southern Division. On January 3, 2000, a First Amended Complaint was filed, retaining all counts from the original complaint and seeking an additional declaratory judgment that the health plan and HCRI have a right to recover through subrogation only the actual benefits paid to medical providers on behalf of the class. The Baker Complaint, as amended, asserts claims on behalf of two putative subclasses, both consisting of members nationwide of the client health plan, who either: (1) allegedly paid inflated subrogation claims due to alleged failure by the health plan or by HCRI to disclose discounts in the health plan's payments to medical providers; or (2) allegedly were denied coverage of certain claims by the health plan. The plaintiffs assert claims against HCRI under a variety of theories including unjust enrichment, breach of contract, breach of fiduciary duty and violations of RICO. Plaintiffs demand, on behalf of the putative classes, compensatory damages, punitive damages, treble damages under RICO, and reasonable attorneys' fees.

     On January 27, 2000, the defendants filed a motion to dismiss the Amended Complaint, which remains pending. The court has not yet addressed the question of whether to certify the putative class.

     On October 28, 1999, a class action Plaintiff's Original Petition ("Petition") was filed against HCRI and one HCRI client in the District Court for the 150th Judicial District, Bexar County, Texas, Joseph R. Cajas, on behalf of himself and all others similarly situated v. Prudential Health Care Plan, Inc. and Healthcare Recoveries, Inc. The plaintiff asserts that HCRI's subrogation recovery efforts on behalf of its client Prudential Health Care Plan, Inc. ("Prudential") violated a number of common law duties, as well as the Texas Insurance Code and the Texas Business and Commerce Code. The Petition alleges that HCRI, as the subrogation agent for Prudential, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount Prudential paid for medical goods and services. HCRI was served with the Petition in early November 1999, and has answered, denying all allegations. The court has not yet addressed the question of whether to certify the putative class.

     In late 1999, the Cajas plaintiff's counsel filed two lawsuits in Texas and South Carolina that raise issues similar to those in the Cajas lawsuit. On December 7, 1999, a class action complaint ("Complaint") was filed against HCRI and one HCRI client in the United States District Court for the Western District of Texas, San Antonio Division, Timothy Patrick Franks, on behalf of himself and similarly situated persons v. Prudential Health Care Plan, Inc. and Healthcare Recoveries, Inc. The Complaint asserted claims on behalf of members of ERISA governed health plans and alleged that HCRI's subrogation recovery efforts on behalf of its client Prudential violated a number of common law duties, as well as the terms of certain ERISA plan documents, RICO, the federal Fair Debt Collection Practices Act, the Texas Insurance Code and the Texas Business and Commerce Code. The Complaint alleged that HCRI, as the subrogation agent for Prudential, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of

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subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount Prudential paid for medical goods and services. The Complaint further alleged that HCRI unlawfully pursued subrogation and reimbursement claims by (1) failing to pay pro rata attorney's fees to attorneys who represented purported class members with respect to tort claims underlying the subrogation and reimbursement claims; and (2) recovering subrogation and reimbursement claims from purported class members who have not been fully compensated for their injuries. Plaintiffs, on behalf of the purported class, demanded compensatory damages, punitive damages, and treble damages under RICO, costs and reasonable attorneys' fees. On January 18, 2000, the defendants filed a motion to dismiss the Complaint.

     In response to the defendants' motion, on February 28, 2001, the court rendered its opinion and entered an order dismissing all of the plaintiff's claims with the exception of the plaintiff's claim for attorney fees, which remains pending before the court for disposition. On March 14, 2001, HCRI filed an answer to the Complaint denying all of the plaintiff's allegations. Also on March 14, 2001, the plaintiff filed a motion to alter or amend the court's ruling on the motion to dismiss. The court has not yet addressed that motion, nor has the court addressed the issue of class certification.

     On December 22, 1999, a class action complaint ("Complaint") was filed against HCRI and one HCRI client in the Court of Common Pleas of Richland County, South Carolina, Estalita Martin et al. vs. Companion Health Care Corp., and Healthcare Recoveries, Inc. On January 21, 2000, defendant Companion Healthcare Corp. ("CHC") filed an Answer and Counterclaim and plaintiff Martin filed a First Amended Complaint ("Amended Complaint"). The Amended Complaint asserts that HCRI's subrogation recovery efforts on behalf of its client CHC violated a number of common law duties, as well as the South Carolina Unfair Trade Practices Act. The Amended Complaint alleges that HCRI, as the subrogation agent for CHC, made fraudulent misrepresentations in the course of unlawfully pursuing subrogation and reimbursement claims that plaintiffs assert are unenforceable because (1) prepaid medical service plans may not exercise rights of subrogation and reimbursement; (2) the subrogation and reimbursement claims asserted by the Company are not supported by contract documents that provide enforceable recovery rights and/or do not adequately describe the recovery rights; and (3) the sums recovered pursuant to such claims unlawfully exceed the amount CHC was entitled to collect for such medical goods and services. The Amended Complaint further alleges that HCRI and CHC unlawfully pursued subrogation and reimbursement claims by (1) failing to pay pro rata costs and attorney's fees to attorneys who represented purported class members with respect to tort claims underlying the subrogation and reimbursement claims; and
(2) failing to include in subrogation and reimbursement claims all applicable discounts that CHC received for such medical goods and services. Plaintiffs, on behalf of the purported class, demand compensatory damages, punitive damages, and treble damages, disgorgement of unjust profits, costs, and prejudgment interest and attorneys' fees. HCRI was served with the original Complaint in late December 1999 and has answered denying all allegations. HCRI filed a motion to dismiss on August 31, 2000. HCRI filed a Memorandum in Support of that Motion to Dismiss on December 22, 2000. The Court held a hearing on that motion on December 29, 2000. The Court has not yet ruled on the motion. The court has not yet addressed the question of whether to certify the putative class.

     The Cajas, Franks, Baker and Martin lawsuits, or any one of them, if successful, could prevent the Company from recovering the "reasonable value" of medical treatment under discounted fee for service ("DFS"), capitation and other payment arrangements. The Conte, Cajas, Franks, Baker and Martin lawsuits, or any one or more of them, if successful, could require the Company to refund, on behalf of its clients, recoveries in a material number of cases. In addition, an adverse outcome in any of the above referenced lawsuits could impair materially HCRI's ability to assert subrogation or reimbursement claims on behalf of its clients in the future.

     In terms of the Company's business practices and the allegations underlying the Cajas, Franks, Baker and Martin cases, at the end of 1993 HCRI had ceased the practice of recovering the "reasonable value" of medical treatment provided by medical providers under DFS arrangements with HCRI's clients. From that date, the Company's policy has been not to recover the "reasonable value" of medical treatment in DFS
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arrangements. However, HCRI historically and currently recovers the "reasonable value" of medical treatment provided under capitation arrangements and other payment arrangements with medical providers on behalf of those clients that compensate medical providers under these payment mechanisms, to the extent that these benefits are related to treatment of the injuries as to which clients have recovery rights. The Company believes that its clients' contracts, including the contracts that provide for recovery under DFS, capitation and other payment arrangements are enforceable under the laws potentially applicable in these cases. As a result, and taking into account the underlying facts in each of these cases, the Company believes it has meritorious grounds to defend these lawsuits, it intends to defend the cases vigorously, and it believes that the defense and ultimate resolution of the lawsuits should not have a material adverse effect upon the business, results of operations or financial condition of the Company. Nevertheless, if any of these lawsuits or one or more other lawsuits seeking relief under similar theories were to be successful, it is likely that such resolution would have a material adverse effect on the Company's business, results of operations and financial condition.

     On March 12, 2001, a Complaint ("Complaint") was filed against HCRI in the United States District Court for the Eastern District of Louisiana, in a putative class action brought by Kyle M. Hamilton. In that action, Hamilton v. Healthcare Recoveries, Inc., No. 01-0650, plaintiff asserts that HCRI's subrogation recovery efforts on behalf of its clients violate certain Louisiana state laws, the federal Fair Debt Collection Practices Act and the Louisiana Unfair Trade Practices Act. The Complaint alleges that HCRI intentionally and negligently interfered with the plaintiff's and the putative class members' rights to settle certain personal injury claims. The Complaint further alleges that HCRI unlawfully pursued subrogation and reimbursement claims that plaintiff asserts are unenforceable because the clauses in HCRI's clients' coverage documents that create such recovery rights are rendered null and void by Louisiana statutes that generally prohibit coordination of benefits with individually underwritten insurance coverages. Plaintiff purports to represent a class consisting of all persons covered under group health policies that were issued or delivered in the State of Louisiana and who received any communication from HCRI attempting to enforce any clauses that allegedly were rendered null and void by Louisiana law. Plaintiff seeks on behalf of the purported class compensatory and statutory damages, interest, costs, attorneys' fees and such additional damages and relief as may be allowed by any applicable law. HCRI was served with the Complaint in mid-March and is preparing a formal response.

     Management of the Company has observed that, in parallel with widely-reported legislative concerns with the healthcare payment system, there also has occurred an increase in litigation, actual and threatened, including class actions brought by nationally prominent attorneys, directed at healthcare payors and related parties. As a result of the foregoing, there can be no assurance that the Company will not be subject to further class action litigation, that existing and/or future class action litigation against the Company and its clients will not consume significant management time and/or attention and that the cost of defending and resolving such litigation will not be material.

COMPETITION

     HCRI competes primarily with the internal recovery departments of potential customers and outsource recovery service vendors. To the Company's knowledge, there are two smaller, but significant, independent providers of subrogation recovery services in addition to HCRI. There are two different vendors that provide competitive overpayment recovery outsourcing services, as well as three national companies that provide competing provider bill auditing services. Finally, the Company has identified only one competitor that attempts to serve a national market with respect to property and casualty insurance subrogation outsourcing and who sells subrogation software to property and casualty insurers. HCRI believes that it has competitive advantages in the bulk of its market, including process expertise, capital requirements necessitated by the unusually long revenue cycle in the recovery industry, assembling and training a qualified and productive employee base possessing appropriate industry expertise, and an information processing system designed to aid investigators and examiners engaged in the recovery process. However, there are participants in the healthcare, insurance, transaction processing and software development industries that possess sufficient capital, and managerial and technical expertise, to develop competitive services.

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DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of members of the Company's senior management and other key sales, marketing, computer systems and operations personnel, and the loss of any such persons could have a materially adverse effect on the business of the Company. The Company's success also depends upon its ability to attract and retain highly qualified and skilled managerial, sales, marketing and computer software development and operations personnel, the competition for whom is intense. There can be no assurance that the Company will be successful in hiring or retaining the requisite personnel, which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not maintain insurance on key personnel. The Company has employment agreements with Patrick B. McGinnis, Chairman and Chief Executive Officer and Kevin O'Donnell, Executive Vice President Corporate; and President, SAI Sales Division. The Company has Severance Agreements with Debra M. Murphy, Executive Vice President -- Subrogation Operations, Douglas R. Sharps, Executive Vice President -- Finance and Administration, Chief Financial Officer and Secretary, Robert G. Bader, Executive Vice President -- Overpayments Operations, and Mark
J. Bates, Sr. Vice President -- Systems.

     HCRI employs, and facilitates the development of, skilled knowledge-workers. HCRI maintains an extensive, in-house training program, which it believes is attractive to employees and essential in developing the necessary industry-specific skills. All HCRI recovery and management employees participate in one of four incentive compensation plans, depending upon the responsibilities of each employee. The Company believes the tight labor market could have an impact on future hiring. HCRI employed approximately 677 persons as of December 31, 2000.

PROPRIETARY TECHNOLOGY

     Dependence on Proprietary Software Applications. The Company's success depends, in part, upon its proprietary technology, specifically the integrated software programs (the "SubroSystem") that supports its subrogation operations. Although, federal copyright law protects certain elements of the SubroSystem, such protection neither confers a monopoly on the use of subrogation recovery software systems nor prevents competitors from developing similar systems. The SubroSystem, like all other software programs, may be subject to a variety of replication techniques (for example, reverse engineering, logic tracing, disassembly and decompilation) that would produce a functionally similar software system not covered by the Company's registered copyright. Therefore, there can be no assurance that the Company's registered copyright on the SubroSystem will preclude or deter circumvention by current or future competitors, with the effect that the Company might lose any advantage conferred by the SubroSystem.

     Migration to New System. The Company expects to complete development of a web-enabled subrogation software application for health insurance in the second quarter of 2001 and an application for P&C insurance during the third quarter of 2001, and market them under the trade name ("Troveris"). The Company anticipates that it will begin migrating its subrogation operations, currently run on the SubroSystem, to Troveris software applications in the fourth quarter of 2001 and complete the transition in the second quarter of 2002. At that time the Company expects to abandon the SubroSystem. There can be no assurance that the Company will successfully complete development of Troveris software applications or implement a migration of its subrogation operations to Troveris software applications. If the Company's management is unable to manage this development and migration effectively, the Company's business, results of operations and financial condition could be adversely affected. In addition, if the Company is not successful in developing, marketing or migrating Troveris software applications, any reduction in technology expenses anticipated by the Company would not be realized.

     New Product Development. The Company's future performance will depend in part upon the Company's ability to develop and successfully introduce new products and to create and implement enhancements to its existing suite of products, including those software applications sold by or through Troveris. The Company has devoted increasingly more resources to product and system development and enhancements and believes that significant continuing development and enhancement efforts will be necessary to adapt to

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changing marketplace requirements, to sustain its operations, and to integrate the products and technologies of acquired businesses. There can be no assurance that the Company will successfully or in a timely manner develop, acquire, integrate, introduce, and market new product enhancements or products. There can be no assurance that such product enhancements or new products developed by the Company will meet the requirements or achieve or sustain the market acceptance of payors or others in target markets, and any failure to do so could have a material adverse affect on the Company's business, results of operations and financial condition.

     Limited Proprietary Rights; Risk of Infringement. The Company's success is dependent to a significant extent on its ability to maintain the proprietary and confidential aspects of its data processing and computer software technology. The Company relies on a combination of trade secrets, copyright and trademark laws, nondisclosure and other contractual provisions to protect its proprietary rights. There can be no assurance that the measures taken by the Company to protect its intellectual property will be adequate or that the Company's current competitors or others will not independently develop products and services that are substantially equivalent or superior to those of the Company.

     Substantial litigation regarding intellectual property rights exists in the software industry, and the Company expects that software products may be increasingly subject to third-party infringement claims as the number of competitors in the Company's industry segment grows and the functionality of products overlaps. Although the Company does not believe, based on its current analysis, that its products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any claim may require the Company to incur substantial litigation expenses or subject the Company to significant liabilities and could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be successful in its defense of any such claims.

     Risk of Product Defects; Failure to Meet Performance Criteria. Software products, such as those to be offered by the Company, at times contain errors or failures, especially when initially introduced or when new versions are released or processes implemented. Although the Company conducts extensive testing, software errors are sometimes discovered in certain enhancements and products and services after their introduction. There can be no assurance that, despite testing by the Company and by current and potential customers, errors or performance failures will not occur in software products and services under development or in other enhancements or products after commencement of availability or implementations. Such errors or performance failures could result in the loss of revenue and customers, delay in market acceptance, diversion of development resources, damage to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition.

CONSOLIDATION AMONG HEALTHCARE PAYORS: PRESSURE ON MARGINS

     Consolidation among healthcare payors could increase their bargaining strength as the number of lives insured or otherwise covered by such healthcare payors grows. This consolidation may place downward pressure on the Company's historic margins and may create additional competition from such healthcare payors in the form of better-equipped in-house recovery departments. Additionally, existing clients have been and may in the future be lost through acquisition by non-client healthcare payors.

LIMITATION ON DIVIDENDS

     Since the initial public offering of the Company's Common Stock in May 1997 (the "Offering"), the Company has retained earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Company's credit facility limits its ability to pay dividends on its Common Stock. Any future determination to pay cash dividends will be at the discretion of the Board and will be dependent upon the Company's financial condition, results of operations, credit agreements, capital requirements and such other factors as the Board deems relevant.

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ABILITY TO MANAGE GROWTH

     Since the Offering, the Company has experienced significant growth in its product offerings, revenues and the number of its employees. This growth has resulted in an increase in responsibilities placed upon the Company's management and has placed added pressures on the Company's operating systems. The Company is expanding its management, systems development and support, marketing, sales and customer services, which may place a strain on the Company's operations. Furthermore, the initial expenses associated with the addition of new clients may be incurred before the Company recognizes any revenues from such new clients. There can be no assurance that the Company will successfully manage its expanding operations or implement its growth strategy; and if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be adversely affected.

ABILITY TO EXECUTE GROWTH STRATEGY

     In addition to growing its existing claims recovery business and other cost management services, HCRI intends to extend its systems-driven, process-oriented approach, through acquisitions and internal development, to outsourcing opportunities in other service industries, including the property and casualty insurance industry. HCRI believes that future development opportunities are likely to be characterized by:

     - outsourcing services that produce predictable and recurring revenue streams;
     - the sale of unbundled components of the Company's traditional subrogation outsourcing services;
     - competitive advantages from effective process management, proprietary systems and the provision of knowledge-rich services;
     - the development of niche markets;
     - value-based pricing; and
     - a non-exclusive focus on healthcare information services.

     There can be no assurance that the Company will be successful in the internal development or acquisition of additional claims recovery service or new lines of business or that it will be able to successfully integrate or manage additional claims recovery services or new lines of business which it may develop or acquire, and if the Company's management is unable either to execute this growth strategy or to manage the resulting growth, the Company's business, results of operations and financial condition could be adversely affected. Furthermore, there can be no assurance that the Company will be successful in attaining adequate funding to complete such developments or acquisitions. In addition, there can be no assurance that the Company's entrance into the property and casualty market will be successful, that the Company will be able to leverage its healthcare subrogation expertise and resources to provide services to this market effectively or that it will be able to achieve profitability in this market. If the Company is unable to successfully penetrate the property and casualty market, leverage its existing expertise in healthcare or achieve anticipated revenue and gross margin targets, the Company's business, results of operations and financial condition could be adversely affected.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Amended and Restated Certificate of Incorporation and Bylaws of the Company may be deemed to have the effect of making difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. These provisions include the ability of the Company's Board of Directors to issue shares of preferred stock in one or more series without further authorization of the Company's stockholders. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could also be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no current intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. These provisions may also have the effect of discouraging a third-party from making a tender offer or otherwise attempting to obtain control of the Company even though such a transaction might be economically beneficial to the Company and its stockholders. Furthermore, the Company is subject to the anti-takeover

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provisions of Section 203 of the Delaware General Corporation Law which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. Certain other provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws may have the effect of delaying or preventing changes of control or management of the Company, which could adversely affect the market price of the Common Stock. Among these are provisions:

     - requiring a classified board of directors;
     - limiting the persons able to, and the procedures for, calling a special meeting of the stockholders; and
     - requiring certain supermajority stockholder votes to amend certain of the foregoing provisions.

     On February 12, 1999, the Board of Directors adopted a Stockholder Rights Plan and declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable to stockholders of record on March 1, 1999. The Rights, which will initially trade with the Common Stock, separate and become exercisable only upon the earlier to occur of (i) 10 days after the date (the "Stock Acquisition Date") of a public announcement that a person or group of affiliated persons has acquired 20% or more of the Common Stock (such person or group being hereinafter referred to as an "Acquiring Person") or (ii) 10 days (or such later date as the Board of Directors shall determine) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer that could result in such person or group owning 20% or more of the Common Stock (the earlier of such dates being called the "Distribution Date"). When exercisable, each Right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of a newly created class of preferred stock of the Company at a purchase price of $65 (the "Purchase Price"). The Rights are redeemable for $0.001 per Right at the option of the Board of Directors. The Rights expire on March 1, 2009.

     If any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, in lieu of shares of preferred stock and upon payment of the Purchase Price, shares of Common Stock having a value equal to two times the Purchase Price of the Right. Also, if at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a transaction in which the holders of all the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets, cash flow or earning power is sold or transferred other than in the ordinary course of business, then each holder of a Right shall thereafter have the right (the "Flip-Over Right") to receive, in lieu of shares of preferred stock and upon exercise and payment of the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price. If a transaction would otherwise result in a holder having a Flip-In as well as a Flip-Over Right, then only the Flip-Over Right will be exercisable. If a transaction results in a holder having a Flip-Over Right subsequent to a transaction resulting in the holder having a Flip-In Right, a holder will have a Flip-Over Right only to the extent such holder's Flip-In Rights have not been exercised.

PROFESSIONAL LIABILITY AND INDEMNITY OBLIGATIONS TO CLIENTS

     From time to time, the Company may be subject to claims from its clients that it failed to provide services in accordance with its contract or that its recovery activities have harmed the client. The Company has agreed to indemnify and hold certain of its clients harmless from negligent acts or omissions of the Company in the performance of recovery services. Although the Company maintains, and intends to continue maintaining, insurance covering these types of risks, there can be no assurance that such insurance will be in an adequate amount or will be available at reasonable costs in the future.

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STOCK PRICE VOLATILITY

     The Company believes that a variety of factors could cause the price of the Common Stock to fluctuate, perhaps substantially, including:

     - announcements of developments related to the Company's business;
     - changes in financial estimates by securities analysts; and
     - developments in the Company's relationships with its customers, distributors and suppliers.

     In addition, in recent years the stock prices of companies have experienced extreme price fluctuations, which have often been unrelated to the operating performance of such companies. Similar fluctuations may adversely affect the market price of the Common Stock in the future.

     Over the past three years, the market for the Company's Common Stock experienced material price and volume fluctuations. An investment in the Company's Common Stock is not suitable for any investor who is unwilling to assume the risk associated with any such price and volume fluctuations.

     This Safe Harbor Statement supersedes the Safe Harbor Statements filed as
Exhibit 99.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

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